

03010114

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001176320
(Registrant CIK Number)

Form 8-K for February 13, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-90772-01
~~333-100520~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on February 19, 2003.

SEQUOIA RESIDENTIAL FUNDING, INC.



By: ______________________

Name: JOHN. H. ISBRANDTSEN

Title: VICE PRESIDENT

Exhibit Index

Exhibit	Page
99.1 Computational Materials	4

IN ACCORDANCE WITH RULE 311(H) REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 2003-1

Computational Materials

$1,012,321,000
Approximately

Sequoia Mortgage Trust 2003-1

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Morgan Stanley Dean Witter Credit Corporation
GreenPoint Mortgage Funding, Inc.
Cendant Mortgage Corporation
Servicers

Sequoia Mortgage Trust 2003-1

Mortgage Pass-Through Certificates
$1,012,321,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [1]	WAL (Yrs) (Call/Mat) [2]	Pymt Window (Mths) (Call/Mat) [2]	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's/Fitch
A-1	$798,206,000	3.91 / 4.24	1-121 / 1-360	Floater [3]	Senior	AAA/Aaa/AAA
A-2	$190,000,000	3.91 / 4.24	1-121 / 1-360	Floater [3]	Senior	AAA/Aaa/AAA
X-1	$183,178,261	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
X-2	$615,028,243	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
X-3	$189,999,748	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
X-B	$15,905,000	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
A-R	$100	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
B-1	$15,905,000	6.65 / 7.34	39-121 / 39-360	Floater [4]	Subordinate	AA/Aa2/AA
B-2	$8,210,000	6.65 / 7.34	39-121 / 39-360	Net WAC [5]	Subordinate	A/A2/A
B-3	5,644,000	Information Not Provided Herein		N/A	Subordinate	BBB/Baa2/BBB
B-4	2,565,000			N/A	Subordinate	BB/Ba2/BB
B-5	$1,539,000			N/A	Subordinate	B/B2/B
B-6	$4,105,618			N/A	Subordinate	NR/NR/NR
Total	**$1,026,174,718**					

(1) *Distributions on the Class A-1 Certificates will be primarily derived from one-month and six-month LIBOR adjustable rate mortgage loans (Group 1 Mortgage Loans, as described herein). Distributions on the Class A-2 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans (Group 2 Mortgage Loans, as described herein). Distributions on the Subordinate Certificates (as described herein) will be primarily derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.*

(2) *The WAL and Payment Windows to Call for the Class A-1, Class A-2, Class B-1, and Class B-2 Certificates are shown to the Clean-Up Call Date (as described herein).*

(3) *The Class A-1 and Class A-2 Certificates will initially have a coupon equal to One-Month LIBOR and Six-Month LIBOR, respectively, plus a related margin (which margin doubles after the Clean-Up Call Date), subject to the lesser of (i) the related available funds cap and (ii) [12.50]%. In the case of the Class A-2 Certificates, Six-Month LIBOR will reset every 6 months beginning with the first Distribution Date in March 2003.*

(4) *The Class B-1 will initially have a coupon equal to One-Month LIBOR plus a margin (which margin is multiplied by 1.5 after the Clean-Up Call Date), subject to the lesser of (i) the available funds cap and (ii) [11.60]%.*

(5) *The Class B-2 Certificates will have an interest rate equal to the Net WAC of the Mortgage Loans.*

Transaction Summary

Depositor:	Sequoia Residential Funding, Inc.
Co-Lead Managers:	Morgan Stanley and Greenwich Capital Markets, Inc.
Co-Managers:	Bear Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
Master Servicer/ Securities Administrator:	Wells Fargo Bank Minnesota, National Association.
Trustee:	HSBC Bank USA.
Custodian:	Deutsche Bank National Trust Company.
Rating Agencies:	S&P, Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	February 1, 2003.
Pricing Date:	On or about February [14], 2003.
Closing Date:	On or about February [27], 2003.
Distribution Date:	The 20th day of each month (or if not a business day, the next succeeding business day), commencing in March 2003.
Certificates:	The "***Senior Certificates***" will consist of the Class A-1, Class A-2 (together, the "Class A Certificates"), Class X-1, Class X-2, Class X-3, Class X-B (together, the ***"Class X Certificates"***) and Class A-R Certificates. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***". The Class A, Class B-1, and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.
Accrued Interest:	The Class A and Class B-1 Certificates will settle flat. The Class B-2 Certificates will settle with accrued interest. The price to be paid by investors for the Class B-2 Certificates will include accrued interest from the Cut-Off Date up to but not including the closing date ([26] days).
Accrual Period:	The interest accrual period (the "***Accrual Period***") with respect to the Class A and Class B-1 Certificates for a given Distribution Date will be the period beginning on the 20th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month (on a 30/360 basis). The Accrual Period with respect to the Class B-2 Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Redemption:	The terms of the transaction allow for the certificates to be redeemed and/or retired once the aggregate principal balance of the Mortgage Loans is equal to 20% or less of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Prefunding Amount (the "***Optional Call Date***").
Clean-Up Call:	The terms of the transaction allow for a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Prefunding Amount (the "***Clean-Up Call Date***").
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 20% CPR.
Mortgage Loans:	The trust will consist of approximately $1,026,174,718 adjustable rate, prime quality mortgage loans in aggregate secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the closing date pool of approximately $876,174,718 (the "**Initial Mortgage Loans**"). It is expected that the trust will prefund approximately $150,000,000 (the "Prefunding Amount") for [32] days (the "Prefunding Period") after the closing date. All Mortgage Loans are originated in accordance with the related underwriting guidelines specified in the prospectus supplement.
Initial Mortgage Loans:	The trust will consist of 2 groups of approximately $876,174,718 adjustable rate, prime quality mortgage loans in aggregate secured by first liens on one- to four-family residential properties. (the "**Initial Mortgage Loans**") As of the Cut-off Date, approximately 81.2% and 18.8% of the Initial Mortgage Loans are six-month LIBOR and one-month LIBOR indexed mortgage loans, respectively. Substantially all of the Initial Mortgage Loans have an original term to maturity of approximately 25 or 30 years. Approximately 45.9% and 54.1% of the Initial Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively. In each case, after such 5-year or 10-year interest-only term, the mortgage loans are scheduled to amortize on a 25-year or 15-year fully amortizing basis, respectively. Approximately 50.9%, 45.9%, 3.0%, and 0.2% of the Initial Mortgage Loans were originated by Morgan Stanley Dean Witter Credit Corporation ("MSDWCC"), GreenPoint Mortgage Funding, Inc. ("GreenPoint"), Cendant Mortgage Corporation ("Cendant), and Merrill Lynch Credit Corporation ("MLCC"), respectively, and substantially in accordance with the underwriting guidelines specified in the prospectus supplement.

Initial Group 1 Mortgage Loans: The Initial Group 1 Mortgage Loans have an aggregate principal balance as of the cut-off date of approximately $720,405,509, which equals approximately 82.2% of the Initial Mortgage Loans. Approximately 53.0%, 44.0%, and 3.0% of the Initial Group 1 Mortgage Loans are originated by MSDWCC, GreenPoint, and Cendant, respectively.

Approximately 77.1% and 22.9% of the Initial Group 1 Mortgage Loans are six-month LIBOR and one-month LIBOR indexed Initial Mortgage Loans, respectively. Approximately 44.0% and 56.0% of the Initial Group 1 Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively.

Initial Group 2 Mortgage Loans: The Initial Group 2 Mortgage Loans have an aggregate principal balance as of the cut-off date of approximately $155,769,208, which equals approximately 17.8% of the Mortgage Loans. Approximately 54.6%, 41.2%, 3.1%, and 1.1% of the Initial Group 2 Mortgage Loans were originated by GreenPoint, MSDWCC, Cendant, and MLCC respectively.

All of the Initial Group 2 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. Approximately 54.6% and 45.5% of the Initial Group 2 Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively.

Prefunding: A deposit of approximately $150,000,000 (the initial "**Prefunding Amount**") will be made to the Group 1 and Group 2 Prefunding Account on the Closing Date. The prefunding amount will be approximately 55% MSDWCC and 45% GreenPoint originated loans and have, to the extent available similar characteristics to the Initial Mortgage Loans.

Group 1 Prefunding: A deposit of approximately $108,469,366 (the initial "**Group 1 Prefunding Amount**") will be made to the Group 1 Prefunding Account on the Closing Date. On or prior to the close of the Prefunding Period, the Group 1 Prefunding Amount on deposit in the Prefunding Account will be used to purchase additional Group 1 mortgage loans (the "**Subsequent Group 1 Mortgage Loans**"). Any portion of such deposit amount remaining on the last day of such Prefunding Period will be distributed as principal on the related Certificates.

Group 2 Prefunding: A deposit of approximately $41,530,634 (the initial "**Group 2 Prefunding Amount**") will be made to the Group 2 Prefunding Account on the Closing Date. On or prior to the close of the Prefunding Period, the Group 2 Prefunding Amount on deposit in the Prefunding Account will be used to purchase additional Group 2 mortgage loans (the "**Subsequent Group 2 Mortgage Loans**"). Any portion of such deposit amount remaining on the last day of such Prefunding Period will be distributed as principal on the related Certificates.

Capitalized Interest Amount: On the Closing Date, a deposit (the "***Capitalized Interest Amount***") will be made to the Capitalized Interest Account, which will be applied to cover shortfalls in the amount of interest generated by the Initial Mortgage Loans during the Prefunding Period and the Distribution Date immediately after the Prefunding Period. The Capitalized Interest Amount will only cover shortfalls due to prefunding for the Certificates.

Net WAC Cap: The weighted average of the net mortgage rates for the Mortgage Loans

Available Funds Cap:

The Class A Certificates will have a coupon equal to the applicable LIBOR plus the related margin, subject to the lesser of (i) the related amount of available funds ("***Available Funds Cap***") and (ii) [12.50]%.

The Class B-1 Certificates will have a coupon equal to the applicable LIBOR plus the related margin, subject to the lesser of (i) the related amount of available funds ("***Available Funds Cap***") and (ii) [11.60]%.

If on any Distribution Date, the Certificate Interest Rate of the Class A Certificates is subject to the related Available Funds Cap, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Available Funds Cap, but only up to [12.5%]) over (b) the amount of interest received on such Certificates based on the related Available Funds Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Available Funds Cap, but only up to [12.5%]) (together, the "***Carryover Shortfall Amount***") from amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class B-1 Certificates is subject to the Net WAC Cap, such Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap, but only up to [11.6]%) over (ii) the amount of interest received on such Certificates based on the Net WAC Cap, together with the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap, but only up to [11.6]%) (together, the "***Carryover Shortfall Amount***").

Reserve Fund:

As of the Closing Date, the ***"Reserve Fund"*** will be established on behalf of the Class A Certificates. The Reserve Fund will be funded with any excess interest available after priority 1 through 7 in "Certificates Priority of Distributions" herein and with any payments made pursuant to the Yield Maintenance Agreement. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the Class A Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Carryover Shortfall Amount plus payments due such Certificates in respect of the Yield Maintenance Amount for such Distribution Date, if any. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the Class X Certificates.

Yield Maintenance Agreement:

On behalf of the Class A Certificates, an interest rate cap contract (the "***Yield Maintenance Agreement***") will be entered into between the trust and the cap counterparty. On any Distribution Date, the proceeds of the Yield Maintenance Agreement will equal the product of (i) the Yield Maintenance Agreement notional balance for such Distribution Date and (ii) 1/12 of the excess, if any, of one month LIBOR in the case of the Class A-1 Certificates and of six month LIBOR in the case of the Class A-2 Certificates (but in no event greater than [12.50]%) over the cap strike price (the "***Yield Maintenance Amount***"). The Yield Maintenance Agreement notional balance schedule will be determined such that it mitigates the interest shortfall to the Class A Certificates due to the weighted average net maximum loan rate. The last payment, if any, under the Yield Maintenance Agreement will be on the Distribution Date in [February 2008].

Credit Enhancement: Senior/subordinate, shifting interest structure.

Credit enhancement for the Senior Certificates will consist of the subordination of the Subordinate Certificates (total subordination initially 3.70%).

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially 2.15%).

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially 1.35%).

Shifting Interest: Until the first Distribution Date occurring after February 2013, the Subordinate Certificates will be locked out from receipt of all principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

March 2003 – February 2013	0% Pro Rata Share
March 2013 – February 2014	30% Pro Rata Share
March 2014 – February 2015	40% Pro Rata Share
March 2015 – February 2016	60% Pro Rata Share
March 2016 – February 2017	80% Pro Rata Share
March 2017 and after	100%Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled prior to the Distribution Date in March 2006 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Prefunding Amount), the Senior Certificates will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages as described above.

Allocation of Realized Losses: Any realized losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the Class A Certificates in reduction of their Certificate principal balance.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related mortgage loans.
2) Class A-R Certificates principal allocable to such Class.
3) Concurrently to the Class A Certificates:
   Class A-1 and Class A-2 Certificates, pro-rata, principal, until their respective principal balances are reduced to zero, from the related mortgage loans.
4) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such Class.
6) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 Certificate Interest Rate.
7) Class B-2 Certificates, principal allocable to such Class.
8) To the Class A Certificates, the related Carryover Shortfall Amount and applicable Yield Maintenance Amount.
9) To the Class B-1 Certificates, the related Carryover Shortfall Amount.
10) Class X-1, Class X-2, Class X-3, and Class X-B Certificates, concurrently, accrued interest.
11) Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rate and the respective shares of principal allocable to such Classes.
12) Class A-R Certificate, any remaining amount.

Weighted Average Life Tables (%)

Class A-1 To Call					
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR
WAL (yr)	6.33	5.20	3.91	3.05	2.48
MDUR (yr)	5.78	4.80	3.67	2.90	2.37
First Prin Pay	03/20/2003	03/20/2003	03/20/2003	03/20/2003	03/20/2003
Last Prin Pay	04/20/2018	01/20/2016	03/20/2013	01/20/2011	08/20/2009

Class A-1 To Maturity					
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR
WAL (yr)	6.72	5.57	4.24	3.35	2.72
MDUR (yr)	6.07	5.09	3.94	3.15	2.58
First Prin Pay	03/20/2003	03/20/2003	03/20/2003	03/20/2003	03/20/2003
Last Prin Pay	02/20/2033	02/20/2033	02/20/2033	02/20/2033	02/20/2033

Class A-2 To Call					
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR
WAL (yr)	6.32	5.19	3.91	3.06	2.48
MDUR (yr)	5.76	4.79	3.67	2.90	2.38
First Prin Pay	03/20/2003	03/20/2003	03/20/2003	03/20/2003	03/20/2003
Last Prin Pay	04/20/2018	01/20/2016	03/20/2013	01/20/2011	08/20/2009

Class A-2 To Maturity					
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR
WAL (yr)	6.71	5.56	4.24	3.35	2.72
MDUR (yr)	6.05	5.08	3.94	3.15	2.58
First Prin Pay	03/20/2003	03/20/2003	03/20/2003	03/20/2003	03/20/2003
Last Prin Pay	02/20/2033	02/20/2033	02/20/2033	02/20/2033	02/20/2033

Weighted Average Life Tables (%) (cont'd)

Class B-1 To Call					
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR
WAL (yr)	10.56	8.77	6.65	5.43	4.60
MDUR (yr)	9.22	7.81	6.07	5.03	4.31
First Prin Pay	08/20/2008	07/20/2007	05/20/2006	09/20/2005	03/20/2005
Last Prin Pay	04/20/2018	01/20/2016	03/20/2013	01/20/2011	08/20/2009

Class B-1 To Maturity					
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR
WAL (yr)	11.37	9.56	7.34	6.11	5.23
MDUR (yr)	9.77	8.37	6.59	5.57	4.82
First Prin Pay	08/20/2008	07/20/2007	05/20/2006	09/20/2005	03/20/2005
Last Prin Pay	02/20/2033	02/20/2033	02/20/2033	02/20/2033	02/20/2033

Class B-2 To Call					
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR
WAL (yr)	10.56	8.77	6.65	5.43	4.60
MDUR (yr)	8.93	7.60	5.93	4.94	4.24
First Prin Pay	08/20/2008	07/20/2007	05/20/2006	09/20/2005	03/20/2005
Last Prin Pay	04/20/2018	01/20/2016	03/20/2013	01/20/2011	08/20/2009

Class B-2 To Maturity					
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR
WAL (yr)	11.37	9.56	7.34	6.11	5.23
MDUR (yr)	9.41	8.09	6.41	5.44	4.72
First Prin Pay	08/20/2008	07/20/2007	05/20/2006	09/20/2005	03/20/2005
Last Prin Pay	02/20/2033	02/20/2033	02/20/2033	02/20/2033	02/20/2033

Class A-1 and Class A-2, and Class B-1 Certificates Effective Available Funds Cap Schedule*

Assumptions:
20% CPR
To Clean-Up Call
Class A Hard Cap: [12.50]%
Class B-1 Hard Cap: [11.60]%

Distribution Period	Class A-1 30/360 Available Funds Cap (%)	Class A-2 30/360 Available Funds Cap (%)	Class B-1 30/360 Available Funds Cap (%)
1	3.51	3.57	2.84
2	5.49	3.85	4.28
3	5.77	3.85	4.51
4	5.77	3.85	4.51
5	5.98	7.11	5.31
6	11.61	10.63	10.53
7-60	12.50	12.50	11.60
61 and After	11.61	11.62	11.60

* The Available Funds Cap is calculated assuming current 1-Month LIBOR or 6-Month LIBOR of 20.00% and is run at the pricing speed of 20% CPR to the clean-up call. Includes proceeds from the Yield Maintenance Agreement.

Sequoia Mortgage Trust 2003-1

Total Collateral – Initial Mortgage Loans

As of the February 1, 2003 Cut-off Date

			Minimum		Maximum	
TOTAL CURRENT BALANCE:	$876,174,718					
NUMBER OF LOANS:	2,360					
AVG CURRENT BALANCE:	$371,260		$36,500		$4,000,000	
AVG ORIGINAL BALANCE:	$371,691		$36,500		$4,000,000	
WAVG LOAN RATE:	3.232	%	2.250	%	4.000	%
WAVG SERVICING FEE:	0.378	%	0.250	%	0.750	%
WAVG NET LOAN RATE:	2.854	%	1.875	%	3.625	%
WAVG GROSS MARGIN:	1.800	%	0.875	%	2.875	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	66.07	%	7.00	%	102.35	%
WAVG EFFECTIVE LTV(1):	65.13	%	7.00	%	95.00	%
WAVG CREDIT SCORE:	732		533		819	
WAVG ORIGINAL TERM:	328	months	300	months	360	months
WAVG REMAINING TERM:	326	months	257	months	360	months
WAVG SEASONING:	1	months	0	months	43	months
WAVG NEXT RATE RESET:	4	months	1	months	6	months
WAVG RATE ADJ FREQ:	5	months	1	months	6	months
WAVG FIRST RATE ADJ FREQ:	5	months	1	months	6	months
WAVG IO ORIGINAL TERM:	92	months	60	months	120	months
WAVG IO REMAINING TERM:	91	months	54	months	120	months

TOP STATE CONCENTRATIONS ($): 25.35 % California, 11.71 % Florida, 6.08 % New York

MAXIMUM ZIP CODE CONCENTRATION ($): 0.59 % 34134 (Bonita Springs, FL)

	Minimum	Maximum
FIRST PAY DATE:	Aug 01, 1999	Mar 01, 2003
RATE CHANGE DATE:	Mar 01, 2003	Aug 01, 2003
MATURITY DATE:	Jul 01, 2024	Feb 01, 2033

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

Sequoia Mortgage Trust 2003-1
Total Collateral – Initial Mortgage Loans
As of the February 1, 2003 Cut-off Date

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Morgan Stanley	1,150	$445,922,851.42	50.89 %
Greenpoint	1,145	402,248,128.93	45.91
Cendant	64	26,266,062.00	3.00
Merrill	1	1,737,676.14	0.20
Total	2,360	$876,174,718.49	100.00 %

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 M LIBOR	1,977	$711,435,217.25	81.20 %
1 M LIBOR	383	164,739,501.24	18.80
Total	2,360	$876,174,718.49	100.00 %

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	2,360	$876,174,718.49	100.00 %
Total	2,360	$876,174,718.49	100.00 %

Sequoia Mortgage Trust 2003-1
Total Collateral – Initial Mortgage Loans
As of the February 1, 2003 Cut-off Date

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 - 50,000.00	14	$682,662.40	0.08 %
50,000.01 - 75,000.00	57	3,634,262.37	0.41
75,000.01 - 100,000.00	103	9,358,802.00	1.07
100,000.01 - 200,000.00	594	90,339,357.27	10.31
200,000.01 - 300,000.00	500	125,187,241.24	14.29
300,000.01 - 400,000.00	361	127,485,113.00	14.55
400,000.01 - 500,000.00	233	105,323,702.19	12.02
500,000.01 - 600,000.00	156	86,007,681.83	9.82
600,000.01 - 700,000.00	109	70,935,218.33	8.10
700,000.01 - 800,000.00	67	50,712,761.51	5.79
800,000.01 - 900,000.00	34	29,129,824.59	3.32
900,000.01 - 1,000,000.00	55	53,443,148.71	6.10
1,000,000.01 - 1,500,000.00	44	56,985,958.52	6.50
1,500,000.01 - 2,000,000.00	27	47,963,984.53	5.47
2,000,000.01 - 2,500,000.00	1	2,160,000.00	0.25
2,500,000.01 - 3,000,000.00	2	5,600,000.00	0.64
3,500,000.01 - 4,000,000.00	3	11,225,000.00	1.28
Total	2,360	$876,174,718.49	100.00 %

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.001 - 2.250	3	$3,018,550.87	0.34 %
2.251 - 2.500	3	1,326,699.99	0.15
2.501 - 2.750	21	8,101,771.16	0.92
2.751 - 3.000	988	356,411,214.53	40.68
3.001 - 3.250	418	149,414,026.55	17.05
3.251 - 3.500	568	218,533,187.64	24.94
3.501 - 3.750	277	108,727,177.88	12.41
3.751 - 4.000	82	30,642,089.87	3.50
Total	2,360	$876,174,718.49	100.00 %

Sequoia Mortgage Trust 2003-1
Total Collateral – Initial Mortgage Loans
As of the February 1, 2003 Cut-off Date

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.875	1	$1,800,000.00	0.21 %
1.125	1	275,000.00	0.03
1.250	10	3,445,978.17	0.39
1.375	3	804,500.00	0.09
1.500	310	115,160,369.91	13.14
1.625	852	307,460,478.74	35.09
1.750	61	24,663,499.95	2.81
1.875	342	114,829,200.09	13.11
2.000	319	134,325,742.93	15.33
2.125	453	169,111,948.70	19.30
2.250	1	150,000.00	0.02
2.375	2	863,000.00	0.10
2.500	2	991,000.00	0.11
2.625	2	1,907,000.00	0.22
2.875	1	387,000.00	0.04
Total	2,360	$876,174,718.49	100.00 %

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300	1,215	$473,926,589.56	54.09 %
360	1,145	402,248,128.93	45.91
Total	2,360	$876,174,718.49	100.00 %

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
253 - 258	1	$128,497.50	0.01 %
277 - 282	13	8,609,770.02	0.98
283 - 288	1	210,000.00	0.02
289 - 294	9	2,481,749.95	0.28
295 - 300	1,191	462,496,572.09	52.79
349 - 354	4	1,230,498.14	0.14
355 - 360	1,141	401,017,630.79	45.77
Total	2,360	$876,174,718.49	100.00 %

Sequoia Mortgage Trust 2003-1
Total Collateral – Initial Mortgage Loans
As of the February 1, 2003 Cut-off Date

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
49 - 54	4	$1,230,498.14	0.14	%
55 - 60	1,141	401,017,630.79	45.77	
73 - 78	1	128,497.50	0.01	
97 - 102	13	8,609,770.02	0.98	
103 - 108	1	210,000.00	0.02	
109 - 114	9	2,481,749.95	0.28	
115 - 120	1,191	462,496,572.09	52.79	
Total	2,360	$876,174,718.49	100.00	%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
3/1/03	410	$174,285,620.61	19.89	%
4/1/03	28	8,446,040.95	0.96	
5/1/03	41	14,764,886.64	1.69	
6/1/03	402	141,189,274.52	16.11	
7/1/03	962	351,598,063.62	40.13	
8/1/03	517	185,890,832.15	21.22	
Total	2,360	$876,174,718.49	100.00	%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.01 - 10.00	5	$838,906.33	0.10	%
10.01 - 20.00	28	7,133,380.55	0.81	
20.01 - 30.00	54	18,361,081.53	2.10	
30.01 - 40.00	141	47,578,526.90	5.43	
40.01 - 50.00	194	77,981,183.35	8.90	
50.01 - 60.00	295	138,928,264.99	15.86	
60.01 - 70.00	465	174,914,363.20	19.96	
70.01 - 80.00	1,023	365,093,941.70	41.67	
80.01 - 90.00	62	13,460,815.32	1.54	
90.01 - 100.00	92	30,146,578.48	3.44	
100.01 - 110.00	1	1,737,676.14	0.20	
Total	2,360	$876,174,718.49	100.00	%

Sequoia Mortgage Trust 2003-1
Total Collateral – Initial Mortgage Loans
As of the February 1, 2003 Cut-off Date

EFFECTIVE LTV[1] (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 10.00	5	$838,906.33	0.10 %
10.01 - 20.00	28	7,133,380.55	0.81
20.01 - 30.00	54	18,361,081.53	2.10
30.01 - 40.00	142	47,728,526.90	5.45
40.01 - 50.00	196	79,830,083.35	9.11
50.01 - 60.00	298	139,910,691.61	15.97
60.01 - 65.00	187	68,678,501.71	7.84
65.01 - 70.00	335	132,088,034.52	15.08
70.01 - 75.00	268	95,999,047.42	10.96
75.01 - 80.00	752	266,540,451.88	30.42
80.01 - 85.00	17	3,912,277.64	0.45
85.01 - 90.00	42	8,410,537.68	0.96
90.01 - 95.00	36	6,743,197.37	0.77
Total	2,360	$876,174,718.49	100.00 %

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	2	$432,497.50	0.05 %
525 - 549	2	863,860.00	0.10
550 - 574	1	243,000.00	0.03
575 - 599	7	2,437,207.12	0.28
600 - 624	26	14,518,465.73	1.66
625 - 649	49	19,514,323.30	2.23
650 - 674	132	49,760,590.91	5.68
675 - 699	292	105,582,590.95	12.05
700 - 724	399	164,830,477.79	18.81
725 - 749	442	159,698,401.56	18.23
750 - 774	508	197,853,003.14	22.58
775 - 799	428	141,800,773.85	16.18
800 - 824	72	18,639,526.64	2.13
Total	2,360	$876,174,718.49	100.00 %

Sequoia Mortgage Trust 2003-1

Total Collateral – Initial Mortgage Loans

As of the February 1, 2003 Cut-off Date

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	2,360	$876,174,718.49	100.00 %
Total	2,360	$876,174,718.49	100.00 %

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	985	$335,488,789.42	38.29 %
Alt Doc	562	269,022,937.29	30.70
Lite Doc	498	144,860,794.35	16.53
Limited Doc	226	97,884,263.51	11.17
No Ratio	57	13,449,274.92	1.53
Streamline	21	8,745,510.00	1.00
Asset, no Income	10	6,581,749.00	0.75
No Income/No Asset	1	141,400.00	0.02
Total	2,360	$876,174,718.49	100.00 %

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,107	$784,310,974.48	89.52 %
Second Home	187	77,348,532.07	8.83
Investor	66	14,515,211.94	1.66
Total	2,360	$876,174,718.49	100.00 %

Sequoia Mortgage Trust 2003-1
Total Collateral – Initial Mortgage Loans
As of the February 1, 2003 Cut-off Date

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,459	$556,534,899.23	63.52 %
Detached PUD	335	121,787,526.01	13.90
PUD	286	101,021,105.38	11.53
Condominium	246	80,597,005.23	9.20
Cooperative	17	10,219,272.11	1.17
Two Family	15	5,253,910.53	0.60
Three Family	1	649,000.00	0.07
Four Family	1	112,000.00	0.01
Total	2,360	$876,174,718.49	100.00 %

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate/Term Refinance	1,148	$400,875,388.29	45.75 %
Cash Out Refinance	768	283,774,706.65	32.39
Purchase	444	191,524,623.55	21.86
Total	2,360	$876,174,718.49	100.00 %

Sequoia Mortgage Trust 2003-1
Total Collateral – Initial Mortgage Loans
As of the February 1, 2003 Cut-off Date

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	13	$2,451,959.74	0.28 %
Alaska	1	367,840.00	0.04
Arizona	147	37,862,100.56	4.32
Arkansas	2	645,290.75	0.07
California	500	222,068,294.15	25.35
Colorado	64	23,585,301.00	2.69
Connecticut	34	20,528,365.82	2.34
Delaware	3	1,125,000.00	0.13
District of Columbia	8	3,758,193.23	0.43
Florida	271	102,603,346.84	11.71
Georgia	57	31,434,403.60	3.59
Hawaii	18	6,420,118.67	0.73
Idaho	7	2,250,147.13	0.26
Illinois	102	39,758,847.00	4.54
Indiana	7	2,774,208.15	0.32
Kansas	10	2,468,924.75	0.28
Kentucky	3	720,500.00	0.08
Louisiana	7	2,217,500.00	0.25
Maine	6	1,343,400.00	0.15
Maryland	68	27,125,610.32	3.10
Massachusetts	72	35,357,769.02	4.04
Michigan	51	12,747,919.04	1.45
Minnesota	30	11,851,648.95	1.35
Mississippi	5	1,466,813.71	0.17
Missouri	18	3,258,851.42	0.37
Montana	1	200,000.00	0.02
Nebraska	2	377,000.00	0.04
Nevada	29	8,981,360.39	1.03
New Hampshire	5	1,372,000.00	0.16
New Jersey	94	37,626,874.91	4.29
New Mexico	8	1,573,680.00	0.18
New York	89	53,240,771.68	6.08
North Carolina	105	29,135,068.02	3.33
Ohio	104	22,398,693.72	2.56
Oklahoma	3	526,400.00	0.06
Oregon	37	9,223,446.64	1.05
Pennsylvania	48	14,301,060.45	1.63
Rhode Island	6	1,272,330.00	0.15
South Carolina	40	12,352,458.23	1.41
South Dakota	1	176,800.00	0.02
Tennessee	49	10,159,764.01	1.16
Texas	76	24,974,109.72	2.85
Utah	24	8,709,888.06	0.99
Vermont	2	798,596.72	0.09
Virginia	52	17,110,862.11	1.95
Washington	67	22,884,361.10	2.61
West Virginia	5	737,150.00	0.08
Wisconsin	6	1,299,133.88	0.15
Wyoming	3	550,555.00	0.06
Total	2,360	$876,174,718.49	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 1 Collateral
As of the February 1, 2003 Cut-off Date

TOTAL CURRENT BALANCE:	$720,405,509			
NUMBER OF LOANS:	1,933			
			Minimum	**Maximum**
AVG CURRENT BALANCE:	$372,688		$49,598	$4,000,000
AVG ORIGINAL BALANCE:	$373,135		$50,000	$4,000,000

WAVG LOAN RATE:	3.221	%	2.250	%	4.000	%
WAVG SERVICING FEE:	0.379	%	0.375	%	0.750	%
WAVG NET LOAN RATE:	2.842	%	1.875	%	3.625	%
WAVG GROSS MARGIN:	1.792	%	0.875	%	2.875	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	65.97	%	7.00	%	100.00	%
WAVG EFFECTIVE LTV[(1)]:	65.03	%	7.00	%	95.00	%
WAVG CREDIT SCORE:	732		533		819	
WAVG ORIGINAL TERM:	326	months	300	months	360	months
WAVG REMAINING TERM:	325	months	257	months	360	months
WAVG SEASONING:	1	months	0	months	43	months
WAVG NEXT RATE RESET:	4	months	1	months	6	months
WAVG RATE ADJ FREQ:	5	months	1	months	6	months
WAVG FIRST RATE ADJ FREQ:	5	months	1	months	6	months
WAVG IO ORIGINAL TERM:	94	months	60	months	120	months
WAVG IO REMAINING TERM:	92	months	54	months	120	months

TOP STATE CONCENTRATIONS ($): 23.96 % California, 12.49 % Florida, 6.49 % New York
MAXIMUM ZIP CODE CONCENTRATION ($): 0.72 % 34134 (Bonita Springs, FL)

FIRST PAY DATE:	Aug 01, 1999	Mar 01, 2003
RATE CHANGE DATE:	Mar 01, 2003	Aug 01, 2003
MATURITY DATE:	Jul 01, 2024	Feb 01, 2033

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

Sequoia Mortgage Trust 2003-1
Initial Group 1 Collateral
As of the February 1, 2003 Cut-off Date

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Morgan Stanley	969	$381,735,082.81	52.99 %
Greenpoint	913	317,269,740.00	44.04
Cendant	51	21,400,686.89	2.97
Total	1,933	$720,405,509.70	100.00 %

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 M LIBOR	1,550	$555,666,008.46	77.13 %
1 M LIBOR	383	164,739,501.24	22.87
Total	1,933	$720,405,509.70	100.00 %

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	1,933	$720,405,509.70	100.00 %
Total	1,933	$720,405,509.70	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 1 Collateral
As of the February 1, 2003 Cut-off Date

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
25,000.01 - 50,000.00	10	$499,562.40	0.07	%
50,000.01 - 75,000.00	45	2,851,190.65	0.40	
75,000.01 - 100,000.00	89	8,062,069.41	1.12	
100,000.01 - 200,000.00	495	75,417,232.69	10.47	
200,000.01 - 300,000.00	401	100,846,443.92	14.00	
300,000.01 - 400,000.00	302	106,476,993.71	14.78	
400,000.01 - 500,000.00	175	79,315,299.20	11.01	
500,000.01 - 600,000.00	134	73,770,996.29	10.24	
600,000.01 - 700,000.00	91	59,273,621.34	8.23	
700,000.01 - 800,000.00	53	40,142,954.65	5.57	
800,000.01 - 900,000.00	26	22,227,524.59	3.09	
900,000.01 - 1,000,000.00	47	45,592,168.94	6.33	
1,000,000.01 - 1,500,000.00	37	47,790,958.52	6.63	
1,500,000.01 - 2,000,000.00	22	39,153,493.39	5.43	
2,000,000.01 - 2,500,000.00	1	2,160,000.00	0.30	
2,500,000.01 - 3,000,000.00	2	5,600,000.00	0.78	
3,500,000.01 - 4,000,000.00	3	11,225,000.00	1.56	
Total	1,933	$720,405,509.70	100.00	%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
2.001 - 2.250	3	$3,018,550.87	0.42	%
2.251 - 2.500	2	576,700.00	0.08	
2.501 - 2.750	16	6,553,799.99	0.91	
2.751 - 3.000	827	301,286,711.87	41.82	
3.001 - 3.250	345	123,278,628.28	17.11	
3.251 - 3.500	465	179,659,967.65	24.94	
3.501 - 3.750	209	81,627,141.71	11.33	
3.751 - 4.000	66	24,404,009.33	3.39	
Total	1,933	$720,405,509.70	100.00	%

Sequoia Mortgage Trust 2003-1
Initial Group 1 Collateral
As of the February 1, 2003 Cut-off Date

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.875	1	$1,800,000.00	0.25	%
1.125	1	275,000.00	0.04	
1.250	7	2,570,311.96	0.36	
1.375	3	804,500.00	0.11	
1.500	299	111,483,366.51	15.48	
1.625	674	244,859,106.54	33.99	
1.750	51	19,994,100.29	2.78	
1.875	266	89,637,803.28	12.44	
2.000	265	113,294,989.12	15.73	
2.125	358	131,388,332.00	18.24	
2.250	1	150,000.00	0.02	
2.375	2	863,000.00	0.12	
2.500	2	991,000.00	0.14	
2.625	2	1,907,000.00	0.26	
2.875	1	387,000.00	0.05	
Total	1,933	$720,405,509.70	100.00	%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
300	1,020	$403,135,769.70	55.96	%
360	913	317,269,740.00	44.04	
Total	1,933	$720,405,509.70	100.00	%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
253 - 258	1	$128,497.50	0.02	%
277 - 282	12	7,897,770.02	1.10	
283 - 288	1	210,000.00	0.03	
289 - 294	9	2,481,749.95	0.34	
295 - 300	997	392,417,752.23	54.47	
349 - 354	4	1,230,498.14	0.17	
355 - 360	909	316,039,241.86	43.87	
Total	1,933	$720,405,509.70	100.00	%

Sequoia Mortgage Trust 2003-1
Initial Group 1 Collateral
As of the February 1, 2003 Cut-off Date

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
49 - 54	4	$1,230,498.14	0.17	%
55 - 60	909	316,039,241.86	43.87	
73 - 78	1	128,497.50	0.02	
97 - 102	12	7,897,770.02	1.10	
103 - 108	1	210,000.00	0.03	
109 - 114	9	2,481,749.95	0.34	
115 - 120	997	392,417,752.23	54.47	
Total	1,933	$720,405,509.70	100.00	%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
3/1/03	402	$170,684,407.20	23.69	%
4/1/03	21	6,460,382.04	0.90	
5/1/03	29	10,661,592.41	1.48	
6/1/03	294	100,315,260.51	13.92	
7/1/03	777	284,477,128.39	39.49	
8/1/03	410	147,806,739.15	20.52	
Total	1,933	$720,405,509.70	100.00	%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.01 - 10.00	3	$728,906.33	0.10	%
10.01 - 20.00	21	4,997,350.55	0.69	
20.01 - 30.00	45	16,600,760.75	2.30	
30.01 - 40.00	121	41,037,585.72	5.70	
40.01 - 50.00	154	63,047,447.29	8.75	
50.01 - 60.00	246	115,771,325.18	16.07	
60.01 - 70.00	378	143,618,453.54	19.94	
70.01 - 80.00	835	297,448,686.46	41.29	
80.01 - 90.00	48	10,545,258.30	1.46	
90.01 - 100.00	82	26,609,735.58	3.69	
Total	1,933	$720,405,509.70	100.00	%

Sequoia Mortgage Trust 2003-1

Initial Group 1 Collateral

As of the February 1, 2003 Cut-off Date

EFFECTIVE LTV[1] (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 10.00	3	$728,906.33	0.10 %
10.01 - 20.00	21	4,997,350.55	0.69
20.01 - 30.00	45	16,600,760.75	2.30
30.01 - 40.00	121	41,037,585.72	5.70
40.01 - 50.00	157	65,046,347.29	9.03
50.01 - 60.00	249	116,753,751.80	16.21
60.01 - 65.00	151	56,500,459.24	7.84
65.01 - 70.00	275	107,454,305.29	14.92
70.01 - 75.00	215	77,595,255.25	10.77
75.01 - 80.00	619	218,253,431.21	30.30
80.01 - 85.00	12	2,983,216.86	0.41
85.01 - 90.00	34	6,684,041.44	0.93
90.01 - 95.00	31	5,770,097.97	0.80
Total	1,933	$720,405,509.70	100.00 %

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	1	$128,497.50	0.02 %
525 - 549	2	863,860.00	0.12
550 - 574	1	243,000.00	0.03
575 - 599	7	2,437,207.12	0.34
600 - 624	19	12,776,875.00	1.77
625 - 649	41	17,418,710.28	2.42
650 - 674	110	41,951,499.68	5.82
675 - 699	239	86,398,456.56	11.99
700 - 724	316	127,858,667.59	17.75
725 - 749	371	133,706,593.87	18.56
750 - 774	417	164,077,145.09	22.78
775 - 799	350	117,385,883.12	16.29
800 - 824	59	15,159,113.89	2.10
Total	1,933	$720,405,509.70	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 1 Collateral
As of the February 1, 2003 Cut-off Date

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	1,933	$720,405,509.70	100.00 %
Total	1,933	$720,405,509.70	100.00 %

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	786	$265,354,118.32	36.83 %
Alt Doc	485	233,779,658.97	32.45
Lite Doc	409	121,874,664.16	16.92
Limited Doc	179	76,437,494.43	10.61
No Ratio	49	11,467,414.82	1.59
Streamline	17	7,118,210.00	0.99
Asset, no Income	7	4,232,549.00	0.59
No Income/No Asset	1	141,400.00	0.02
Total	1,933	$720,405,509.70	100.00 %

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,723	$640,600,767.96	88.92 %
Second Home	153	66,808,229.46	9.27
Investor	57	12,996,512.28	1.80
Total	1,933	$720,405,509.70	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 1 Collateral
As of the February 1, 2003 Cut-off Date

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,203	$461,297,965.60	64.03 %
Detached PUD	254	88,982,162.33	12.35
PUD	249	88,854,798.95	12.33
Condominium	196	65,854,800.18	9.14
Cooperative	16	9,745,272.11	1.35
Two Family	13	4,909,510.53	0.68
Three Family	1	649,000.00	0.09
Four Family	1	112,000.00	0.02
Total	1,933	$720,405,509.70	100.00 %

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate/Term Refinance	926	$326,850,433.78	45.37 %
Cash Out Refinance	639	235,276,985.12	32.66
Purchase	368	158,278,090.80	21.97
Total	1,933	$720,405,509.70	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 1 Collateral
As of the February 1, 2003 Cut-off Date

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	13	$2,451,959.74	0.34 %
Alaska	1	367,840.00	0.05
Arizona	124	31,227,816.59	4.33
Arkansas	2	645,290.75	0.09
California	386	172,602,871.33	23.96
Colorado	58	21,985,535.21	3.05
Connecticut	29	17,249,630.92	2.39
Delaware	1	173,000.00	0.02
District of Columbia	6	2,538,193.23	0.35
Florida	237	89,956,468.95	12.49
Georgia	45	26,711,215.26	3.71
Hawaii	15	5,267,156.47	0.73
Idaho	5	1,940,752.97	0.27
Illinois	86	34,009,052.74	4.72
Indiana	6	2,373,358.15	0.33
Kansas	8	2,147,924.75	0.30
Kentucky	2	548,500.00	0.08
Louisiana	5	1,759,000.00	0.24
Maine	4	1,019,400.00	0.14
Maryland	56	23,586,408.63	3.27
Massachusetts	63	31,270,969.02	4.34
Michigan	45	11,147,774.58	1.55
Minnesota	24	9,375,150.62	1.30
Mississippi	5	1,466,813.71	0.20
Missouri	16	2,941,851.42	0.41
Montana	1	200,000.00	0.03
Nebraska	1	240,000.00	0.03
Nevada	18	5,993,034.24	0.83
New Hampshire	4	1,012,000.00	0.14
New Jersey	68	26,408,279.15	3.67
New Mexico	6	1,073,680.00	0.15
New York	77	46,722,584.70	6.49
North Carolina	85	24,596,450.92	3.41
Ohio	90	19,209,832.76	2.67
Oklahoma	3	526,400.00	0.07
Oregon	29	6,586,761.46	0.91
Pennsylvania	41	11,834,388.01	1.64
Rhode Island	5	1,127,500.00	0.16
South Carolina	37	11,786,339.14	1.64
South Dakota	1	176,800.00	0.02
Tennessee	41	7,301,764.01	1.01
Texas	57	19,168,772.68	2.66
Utah	21	7,902,366.18	1.10
Vermont	2	798,596.72	0.11
Virginia	37	11,150,390.93	1.55
Washington	56	19,492,291.01	2.71
West Virginia	5	737,150.00	0.10
Wisconsin	5	1,226,192.75	0.17
Wyoming	1	370,000.00	0.05
Total	1,933	$720,405,509.70	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 2 Collateral
As of the February 1, 2003 Cut-off Date

TOTAL CURRENT BALANCE:	$155,769,208			
NUMBER OF LOANS:	427			
			Minimum	**Maximum**
AVG CURRENT BALANCE:	$364,799		$36,500	$2,000,000
AVG ORIGINAL BALANCE:	$365,155		$36,500	$2,000,000
WAVG LOAN RATE:	3.286 %		2.500 %	4.000 %
WAVG SERVICING FEE:	0.374 %		0.250 %	0.375 %
WAVG NET LOAN RATE:	2.912 %		2.125 %	3.625 %
WAVG GROSS MARGIN:	1.836 %		1.250 %	2.125 %
WAVG MAXIMUM LOAN RATE:	12.000 %		12.000 %	12.000 %
WAVG PERIODIC RATE CAP:	0.000 %		0.000 %	0.000 %
WAVG FIRST RATE CAP:	0.000 %		0.000 %	0.000 %
WAVG ORIGINAL LTV:	66.56 %		8.00 %	102.35 %
WAVG EFFECTIVE LTV(1):	65.62 %		8.00 %	95.00 %
WAVG CREDIT SCORE:	734		601	812
WAVG ORIGINAL TERM:	333 months		300 months	360 months
WAVG REMAINING TERM:	331 months		281 months	360 months
WAVG SEASONING:	1 months		0 months	19 months
WAVG NEXT RATE RESET:	5 months		1 months	6 months
WAVG RATE ADJ FREQ:	6 months		6 months	6 months
WAVG FIRST RATE ADJ FREQ:	6 months		6 months	6 months
WAVG IO ORIGINAL TERM:	87 months		60 months	120 months
WAVG IO REMAINING TERM:	86 months		55 months	120 months

TOP STATE CONCENTRATIONS ($): 31.76 % California, 8.12 % Florida, 7.20 % New Jersey
MAXIMUM ZIP CODE CONCENTRATION ($): 1.43 % 92679 (Trabuco Canyon, CA)

	Minimum	Maximum
FIRST PAY DATE:	Aug 01, 2001	Mar 01, 2003
RATE CHANGE DATE:	Mar 01, 2003	Aug 01, 2003
MATURITY DATE:	Jul 01, 2026	Feb 01, 2033

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

Sequoia Mortgage Trust 2003-1
Initial Group 2 Collateral
As of the February 1, 2003 Cut-off Date

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Greenpoint	232	$84,978,388.93	54.55 %
Morgan Stanley	181	64,187,768.61	41.21
Cendant	13	4,865,375.11	3.12
Merrill	1	1,737,676.14	1.12
Total	427	$155,769,208.79	100.00 %

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 M LIBOR	427	$155,769,208.79	100.00 %
Total	427	$155,769,208.79	100.00 %

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	427	$155,769,208.79	100.00 %
Total	427	$155,769,208.79	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 2 Collateral
As of the February 1, 2003 Cut-off Date

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 - 50,000.00	4	$183,100.00	0.12 %
50,000.01 - 75,000.00	12	783,071.72	0.50
75,000.01 - 100,000.00	14	1,296,732.59	0.83
100,000.01 - 200,000.00	99	14,922,124.58	9.58
200,000.01 - 300,000.00	99	24,340,797.32	15.63
300,000.01 - 400,000.00	59	21,008,119.29	13.49
400,000.01 - 500,000.00	58	26,008,402.99	16.70
500,000.01 - 600,000.00	22	12,236,685.54	7.86
600,000.01 - 700,000.00	18	11,661,596.99	7.49
700,000.01 - 800,000.00	14	10,569,806.86	6.79
800,000.01 - 900,000.00	8	6,902,300.00	4.43
900,000.01 - 1,000,000.00	8	7,850,979.77	5.04
1,000,000.01 - 1,500,000.00	7	9,195,000.00	5.90
1,500,000.01 - 2,000,000.00	5	8,810,491.14	5.66
Total	427	$155,769,208.79	100.00 %

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.251 - 2.500	1	$749,999.99	0.48 %
2.501 - 2.750	5	1,547,971.17	0.99
2.751 - 3.000	161	55,124,502.66	35.39
3.001 - 3.250	73	26,135,398.27	16.78
3.251 - 3.500	103	38,873,219.99	24.96
3.501 - 3.750	68	27,100,036.17	17.40
3.751 - 4.000	16	6,238,080.54	4.00
Total	427	$155,769,208.79	100.00 %

Sequoia Mortgage Trust 2003-1

Initial Group 2 Collateral

As of the February 1, 2003 Cut-off Date

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
1.250	3	$875,666.21	0.56	%
1.500	11	3,677,003.40	2.36	
1.625	178	62,601,372.20	40.19	
1.750	10	4,669,399.66	3.00	
1.875	76	25,191,396.81	16.17	
2.000	54	21,030,753.81	13.50	
2.125	95	37,723,616.70	24.22	
Total	427	$155,769,208.79	100.00	%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
300	195	$70,790,819.86	45.45	%
360	232	84,978,388.93	54.55	
Total	427	$155,769,208.79	100.00	%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
277 - 282	1	$712,000.00	0.46	%
295 - 300	194	70,078,819.86	44.99	
355 - 360	232	84,978,388.93	54.55	
Total	427	$155,769,208.79	100.00	%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
55 - 60	232	$84,978,388.93	54.55	%
97 - 102	1	712,000.00	0.46	
115 - 120	194	70,078,819.86	44.99	
Total	427	$155,769,208.79	100.00	%

Sequoia Mortgage Trust 2003-1

Initial Group 2 Collateral

As of the February 1, 2003 Cut-off Date

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3/1/2003	8	$3,601,213.41	2.31 %
4/1/2003	7	1,985,658.91	1.27
5/1/2003	12	4,103,294.23	2.63
6/1/2003	108	40,874,014.01	26.24
7/1/2003	185	67,120,935.23	43.09
8/1/2003	107	38,084,093.00	24.45
Total	427	$155,769,208.79	100.00 %

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 10.00	2	$110,000.00	0.07 %
10.01 - 20.00	7	2,136,030.00	1.37
20.01 - 30.00	9	1,760,320.78	1.13
30.01 - 40.00	20	6,540,941.18	4.20
40.01 - 50.00	40	14,933,736.06	9.59
50.01 - 60.00	49	23,156,939.81	14.87
60.01 - 70.00	87	31,295,909.66	20.09
70.01 - 80.00	188	67,645,255.24	43.43
80.01 - 90.00	14	2,915,557.02	1.87
90.01 - 100.00	10	3,536,842.90	2.27
100.01 - 110.00	1	1,737,676.14	1.12
Total	427	$155,769,208.79	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 2 Collateral
As of the February 1, 2003 Cut-off Date

EFFECTIVE LTV[1] (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 10.00	2	$110,000.00	0.07 %
10.01 - 20.00	7	2,136,030.00	1.37
20.01 - 30.00	9	1,760,320.78	1.13
30.01 - 40.00	21	6,690,941.18	4.30
40.01 - 50.00	39	14,783,736.06	9.49
50.01 - 60.00	49	23,156,939.81	14.87
60.01 - 65.00	36	12,178,042.47	7.82
65.01 - 70.00	60	24,633,729.23	15.81
70.01 - 75.00	53	18,403,792.17	11.81
75.01 - 80.00	133	48,287,020.67	31.00
80.01 - 85.00	5	929,060.78	0.60
85.01 - 90.00	8	1,726,496.24	1.11
90.01 - 95.00	5	973,099.40	0.62
Total	427	$155,769,208.79	100.00 %

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	1	$304,000.00	0.20 %
600 - 624	7	1,741,590.73	1.12
625 - 649	8	2,095,613.02	1.35
650 - 674	22	7,809,091.23	5.01
675 - 699	53	19,184,134.39	12.32
700 - 724	83	36,971,810.20	23.73
725 - 749	71	25,991,807.69	16.69
750 - 774	91	33,775,858.05	21.68
775 - 799	78	24,414,890.73	15.67
800 - 824	13	3,480,412.75	2.23
Total	427	$155,769,208.79	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 2 Collateral
As of the February 1, 2003 Cut-off Date

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	427	$155,769,208.79	100.00 %
Total	427	$155,769,208.79	100.00 %

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	199	$70,134,671.10	45.02 %
Alt Doc	77	35,243,278.32	22.63
Lite Doc	89	22,986,130.19	14.76
Limited Doc	47	21,446,769.08	13.77
Asset, no Income	3	2,349,200.00	1.51
No Ratio	8	1,981,860.10	1.27
Streamline	4	1,627,300.00	1.04
Total	427	$155,769,208.79	100.00 %

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	384	$143,710,206.52	92.26 %
Second Home	34	10,540,302.61	6.77
Investor	9	1,518,699.66	0.97
Total	427	$155,769,208.79	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 2 Collateral
As of the February 1, 2003 Cut-off Date

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	256	$95,236,933.63	61.14 %
Detached PUD	81	32,805,363.68	21.06
Condominium	50	14,742,205.05	9.46
PUD	37	12,166,306.43	7.81
Cooperative	1	474,000.00	0.30
Two Family	2	344,400.00	0.22
Total	427	$155,769,208.79	100.00 %

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate/Term Refinance	222	$74,024,954.51	47.52 %
Cash Out Refinance	129	48,497,721.53	31.13
Purchase	76	33,246,532.75	21.34
Total	427	$155,769,208.79	100.00 %

Sequoia Mortgage Trust 2003-1
Initial Group 2 Collateral
As of the February 1, 2003 Cut-off Date

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Arizona	23	$6,634,283.97	4.26	%
California	114	49,465,422.82	31.76	
Colorado	6	1,599,765.79	1.03	
Connecticut	5	3,278,734.90	2.10	
Delaware	2	952,000.00	0.61	
District of Columbia	2	1,220,000.00	0.78	
Florida	34	12,646,877.89	8.12	
Georgia	12	4,723,188.34	3.03	
Hawaii	3	1,152,962.20	0.74	
Idaho	2	309,394.16	0.20	
Illinois	16	5,749,794.26	3.69	
Indiana	1	400,850.00	0.26	
Kansas	2	321,000.00	0.21	
Kentucky	1	172,000.00	0.11	
Louisiana	2	458,500.00	0.29	
Maine	2	324,000.00	0.21	
Maryland	12	3,539,201.69	2.27	
Massachusetts	9	4,086,800.00	2.62	
Michigan	6	1,600,144.46	1.03	
Minnesota	6	2,476,498.33	1.59	
Missouri	2	317,000.00	0.20	
Nebraska	1	137,000.00	0.09	
Nevada	11	2,988,326.15	1.92	
New Hampshire	1	360,000.00	0.23	
New Jersey	26	11,218,595.76	7.20	
New Mexico	2	500,000.00	0.32	
New York	12	6,518,186.98	4.18	
North Carolina	20	4,538,617.10	2.91	
Ohio	14	3,188,860.96	2.05	
Oregon	8	2,636,685.18	1.69	
Pennsylvania	7	2,466,672.44	1.58	
Rhode Island	1	144,830.00	0.09	
South Carolina	3	566,119.09	0.36	
Tennessee	8	2,858,000.00	1.83	
Texas	19	5,805,337.04	3.73	
Utah	3	807,521.88	0.52	
Virginia	15	5,960,471.18	3.83	
Washington	11	3,392,070.09	2.18	
Wisconsin	1	72,941.13	0.05	
Wyoming	2	180,555.00	0.12	
Total	427	$155,769,208.79	100.00	%

